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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 53164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Equity Holdings, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Hill and Dale Road
(No. and Street)

Lebanon	NJ	08833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald K. Gross
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

100 Walnut Ave., Suite 200	Clark	NJ	07066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald K. Gross, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Equity Holdings, LLC, as of 2/28, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

AMY OIETEMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/30/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Equity Holdings, LLC

Financial Statements and
Supplementary Information

December 31, 2011

Pursuant to Rule 17a-5 of the
Securities Exchange Act of
1934 SEC File No. 8-34883

ParenteBeard

CONFIDENCE THROUGH CLARITY

Global Equity Holdings, LLC

Financial Statements and
Supplementary Information

December 31, 2011

Pursuant to Rule 17a-5 of the
Securities Exchange Act of
1934 SEC File No. 8-34883

ParenteBeard

Independent Auditors' Report

Member
Global Equity Holdings, LLC

We have audited the accompanying statement of financial condition of Global Equity Holdings, LLC as of December 31, 2011 and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Global Equity Holdings, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Equity Holdings, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a 5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Clark, New Jersey
February 28, 2012

Global Equity Holdings, LLC

Statement of Financial Condition
December 31, 2011

Assets

Assets	
Cash	$ 10,745
Interest receivable	21
Prepaid expenses	2,527
Total assets	$ 13,293

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses to non-customers	$ 3,717
Total liabilities	3,717
Commitments and Contingencies	-
Member's Equity	9,576
Total liabilities and member's equity	$ 13,293

See notes to financial statements

Global Equity Holdings, LLC

Statement of Operations and Changes in Member's Equity
Year Ended December 31, 2011

Revenue	
Placement fees	$ 87,204
Interest income	72
Total revenues	87,276
Expenses	
Auditing fees	4,720
Insurance	462
Miscellaneous	2,837
Professional fees	40,856
Regulatory and compliance	4,595
Travel and entertainment	7,390
Telephone and internet expenses	1,523
Total expenses	62,383
Net Income	24,893
Member's Equity, at Beginning of Year	28,284
Member's contributions	27,399
Member's draws	(71,000)
Member's Equity, at End of Year	$ 9,576

See notes to financial statements

Global Equity Holdings, LLC

Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net income	$ 24,893
Changes in assets and liabilities:	
Accounts receivable	1,500
Prepaid expenses	(1,029)
Accounts payable and accrued expenses to non-customers	359
Net Cash Provided by Operating Activities	25,723
Cash Flows from Financing Activities	
Member's contributions	27,399
Member's draws	(71,000)
Net Cash Used in Financing Activities	(43,601)
Decrease in Cash	(17,878)
Cash, Beginning of Year	28,623
Cash, End of Year	$ 10,745

See notes to financial statements

1. Nature of Business

Global Equity Holdings, LLC ("Global"), a single member limited liability company, was formed on May 22, 2000 in the State of New Jersey and began operations on January 9, 2001. Global is a broker-dealer registered with the Securities and Exchange Commission, the State of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). Global provides administrative services for investment managers and financial institutions and assistance in maintaining client relations.

Global conducts business as an investment banker representing closely held business owners in the sale/purchase of their companies and raising capital for growth and acquisitions. Global also intermediates and/or underwrites the raising of capital from high net worth individuals and institutions for start up companies, hedge funds, funds of funds, private equity and venture capital. Global intends to intermediate in the sale of private placement variable universal life products.

Global is an introducing broker and does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

The Company has evaluated subsequent events for recognition or disclosure through February 28, 2012, the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Basis of Accounting

Global prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

Global is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

The Company's federal and state income tax returns are no longer subject to examination by the federal and state taxing authority for the years before 2008 and 2007, respectively.

Fair Value of Financial Investments

As of December 31, 2011, the carrying amounts of cash and accrued expenses approximate fair value because of the short-term maturities of these items.

Revenue Recognition

Revenues, primarily related to placement fees, are recorded when the underlying transaction has been completed or substantially completed in accordance with accounting principles generally accepted in the United States of America.

3. Net Capital Requirements

Global is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2011, Global had net capital of $7,049, which was $2,049 in excess of its required minimum net capital of $5,000. Further, as of December 31, 2011, Global had an aggregate indebtedness to net capital ratio of 0.53 to 1, which was below the limit of 15 to 1.

Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
As of December 31, 2011

Global Equity Holdings is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that Global Equity Holdings' activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

Global Equity Holdings, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

Total member's equity	$	9,576
Less non-allowable assets:		
Prepaid expenses		(2,527)
		(2,527)
Haircut on proprietary positions and commitments:		-
Net Capital	$	7,049
Aggregate Indebtedness:		
Accrued expenses and other liabilities		3,717
Total aggregate indebtedness	$	3,717
Computation of Basic Net Capital Requirement:		
Minimum net capital required (.0667 of aggregate indebtedness)	$	248
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,000
Excess Net Capital ($7,049 - $5,000)	$	2,049
Percentage of aggregate indebtedness to net capital ($3,717 / $7,049)		52.73%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	9,555
Decrease resulting from December 31, 2011 audit adjustments		
Less non-allowable assets - prepaid expenses	$	(2,527)
Plus interest receivable		21
Net Capital, as included in this report	$	7,049

ParenteBeard

Independent Auditors' Report on Internal Control Required by the SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption from SEC 15c3-3

Member
Global Equity Holdings, LLC

In planning and performing our audit of the financial statements of Global Equity Holdings, L.L.C. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Clark, New Jersey
February 28, 2012